February 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3233

Washington, DC 20549

Attention: Stacie Gorman

Re:	BRIX REIT, Inc.

Post-Qualification Amendment No. 6 to Form 1-A

File No. 024-10767

Qualification Request

Requested Date: February 25, 2020

Requested Time: 4:00 p.m. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, BRIX REIT, Inc. (the “Company”) hereby respectfully requests that the above-referenced post-qualification amendment to the offering statement on Form 1-A, as amended (the “Offering Statement”), be qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

The Company hereby authorizes Lauren Prevost or Shannon McNulty of Morris, Manning & Martin, LLP, counsel to the Company, to make such request on its behalf.

We request that we be notified of the qualification of the Offering Statement by telephone call to Lauren Prevost or Shannon McNulty of Morris, Manning & Martin, LLP, at (404) 504-7744 or (404) 504-7735, respectively.

If you have any questions or comments regarding this qualification request, please direct them to Ms. Prevost.

Very truly yours,

/s/ William Broms

William Broms

Chief Executive Officer

cc:	Lauren Prevost

Shannon McNulty

Morris, Manning & Martin, LLP